FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	___________September___________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   September 21, 2006

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
September 21, 2006	NEWS RELEASE 06-23	MAE - TSX MNG-AMEX

Miramar Continues to Infill Gap Areas at Madrid and Extend Naartok East

-Hole 06PMD470 50m step out at Naartok East intercepts 34.9g/t over 9.7m-

VANCOUVER -- Miramar Mining Corporation today announced additional positive results from the 2006 drilling program at its Hope Bay Project in Nunavut. The bulk of the drilling continues to concentrate on the Madrid district, testing for continuity and expansion of the known mineralized zones to support a potential large open pit development concept. In addition, preliminary results from the exploration drilling at the new BN zone at Boston have resulted in another planned 1,000m of drilling.

Drilling at Madrid continues to close the gap between the Naartok and Rand zones. Prior open pit studies assigned little or no resources to this area resulting in restricted pit outlines and higher stripping ratios. This recent drilling indicates that moderate grade mineralization is reasonably continuous in this area. This will have a positive impact on year-end development studies.

Also, drilling this year at Madrid has extended the Naartok East deposit approximately 280m to the north and 50m to the south of the existing resource where hole 06PMD470, targeted to step approximately 50m down dip and south of Naartok East, intercepted 34.9 g/t gold over 9.7m. The deposit remains open in both directions. Madrid continues to grow.

At Boston, activities have expanded due to the discovery of the BN zone approximately 400m north of the previously defined Boston resources. The area referred to as the BN zone is considered to be the folded extension of the main Boston B2 resource or link structure between the B2 structure and B3 structure. Initial interpretation indicates that the fold closure area may have been a favourable area for the localization of alteration and mineralization and as such tends to be generally wide and lower grade mineralization, relative to the existing Boston resource. Four new holes have been completed and an additional four follow-up holes have been added based on preliminary results. This is an exciting opportunity, and illustrates the potential of the Hope Bay belt to host several different styles of gold deposits.

“Our work at Hope Bay this year continues to demonstrate the potential for a large pit operation at Madrid.” said Tony Walsh, Miramar’s President and CEO. “Our aggressive drilling campaign, which has now been expanded to target 70,000 meters by the end of the season, has exceeded our expectations. Despite a 2006 campaign focussed on infill drilling to better define the existing resources, we expect that the 2006 resource at Hope Bay will increase”.

The objective of Miramar’s 2006 exploration campaign at Hope Bay is to define a second phase of production following the proposed Doris North Project which is now in the regulatory phase of the permitting process. Modelling of the Madrid area (which includes the Naartok, Rand and Suluk deposits) indicated the potential for much larger scale operations than contemplated earlier. Drilling has focused on determining the continuity in the gaps between these deposits as well as infill drilling the previously identified mineralization. The objective of these efforts is to ultimately determine the optimal through put for any contemplated mill as a second phase.

2006 Madrid Program

The goals of the campaign are to:

•	seek to expand existing resources to enhance project economics
•	upgrade resources by infill drilling
•	aggressively seek to extend the Madrid system
•	complete initial drilling to determine the potential for a Large Pit Operation

A program of ice based infill and expansion drilling around the key Madrid zones has been underway since mid-March to meet these objectives. The Madrid holes were reported in Miramar news releases dated May 25, 2006, June 20, 2006, July 18, 2006 and August 23, 2006 which can be found on the company website at www.miramarmining.com. Results for the new holes are presented below.

Madrid Drilling Highlights

Drilling continues to encounter significant widths of lower grade mineralization in the Gap area between the Naartok and Rand zones which further illustrates the potential for a large scale open pit at Madrid. The more significant results have been generated at the intersection between the Naartok East and Naartok West zones, providing better support for open pit studies. In addition, wider spaced areas at the edges of the West zone were tested and limited drilling continues to expand the Naartok East zone. Complete assay results are attached.

Naartok East Expansion

Targeted areas include expansion drilling to the north at selected step-out holes to expand the current resource.

HOLE ID	Zone	FROM	TO	LENGTH	Au g/t
06PMD459	Naartok East Expansion	196.0	245.5	41.5	3.4
06PMD470	Naartok East Expansion	33.5	37.0	3.5	29.6
06PMD470	Naartok East Expansion	314.6	324.2	9.7	34.9

Naartok-Rand Gap

Targeted areas include the untested area between Naartok West and Rand zones. Recent open pit studies assigned little or no resources to this area resulting in restricted pit outlines and higher stripping ratios. This recent drilling indicates that moderate grade mineralization is reasonably continuous in this area which will have a positive impact on year-end development studies.

HOLE ID	Zone	FROM	TO	LENGTH	Au g/t
06PMD462	Naartok-Rand Gap	50.0	127.0	77.0	2.5
06PMD463	Naartok-Rand Gap	203.5	259.0	55.5	2.0
06PMD467	Naartok-Rand Gap	68.0	91.5	23.5	4.0
06PMD468	Naartok-Rand Gap	111.8	122.5	10.8	3.3
06PMD482	Naartok-Rand Gap	62.5	77.0	14.5	3.6

Naartok West Infill

A limited number of drillholes were completed in the Naartok West area to better define the westernmost limits and to support upcoming open pit studies. Historical drilling in this area was initially focused on primarily higher grade underground development targets. The recent drilling is currently being evaluated and will be incorporated in upcoming Technical Economic Studies planed for yearend completion.

HOLE ID	Zone	FROM	TO	LENGTH	Au g/t
06PMD460	Naartok West Infill	347.0	348.5	1.5	27.8
06PMD461	Naartok West Infill	300.5	333.0	32.5	2.2
06PMD465	Naartok West Infill	356.6	367.0	10.4	7.7
06PMD471	Naartok West Infill	454.0	456.6	2.6	20.1
06PMD485	Naartok West Infill	87.9	100.5	12.7	5.1

2006 Regional Drilling Program

Drilling has commenced on a 2,000 meter regional drill program which will test selected priority targets throughout the Hope Bay belt for new zones of mineralization outside of the Doris, Madrid and Boston deposits. This early stage exploration drilling will evaluate geophysical, geochemical and geological targets and will fulfill required assessment expenditures that will enable Miramar to retain the entire Hope Bay greenstone belt. This drilling is in progress with nearly all assays pending.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, a large undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt.

Information regarding the possibility of future production at Hope Bay is based on several material factors and assumptions. These include the assumption that further exploration will be successful in increasing the mineral resource estimates at Hope Bay, that Miramar will receive positive feasibility studies, that Miramar will obtain permitting and regulatory approval, the availability of financing and other contingencies.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by ALS Chemex Laboratories in North Vancouver with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by TSL in Saskatoon.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar's website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned program for 2006, proposed feasibility studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation including the Securities Act (Ontario). Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Information regarding the possibility of future production at Hope Bay is based on several material factors and assumptions. These include the assumption that further exploration will be successful in increasing the mineral resource estimates at Hope Bay, that Miramar will receive positive feasibility studies, that Miramar will obtain permitting and regulatory approval, the availability of financing and other contingencies. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO, Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780 Email: info@miramarmining.com

TABLE 1. MADRID ASSAY RESULTS

Hole ID	Target	From (m)	To (m)	Length (m)	Au g/t
06PMD453	Naartok East Expansion	431.0	443.0	12.0	4.1
includes		435.0	436.0	1.0	18.6
and includes		440.9	441.6	0.6	18.1
and		471.5	498.5	27.0	2.2
includes		482.4	486.5	4.1	4.6
and		545.0	562.0	17.0	3.2
includes		560.0	560.7	0.7	17.6
and		664.4	693.0	28.6	2.6
includes		683.0	693.0	10.0	3.9

06PMD459	Naartok East Expansion	50.0	60.0	10.0	1.0
and		70.5	75.0	4.5	5.9
and		151.0	167.5	16.5	1.4
and		196.0	245.5	41.5	3.4
		Additional assays pending

06PMD460	Naartok West Infill	317.0	320.0	3.0	3.1
and		347.0	348.5	1.5	27.8
		Additional assays pending

06PMD461	Naartok West Infill	300.5	333.0	32.5	2.2
includes		313.5	318.0	4.5	8.9
which includes		317.1	318.0	0.9	23.3
		Additional assays pending

06PMD462	Naartok-Rand Gap	50.0	127.0	77.0	2.5
includes		65.0	66.5	1.5	9.5
includes		114.5	121.0	6.5	5.2
		Additional assays pending

06PMD463	Naartok-Rand Gap	171.7	173.2	1.5	4.4
and		203.5	259.0	55.5	2.0
includes		209.5	211.0	1.5	6.2
includes		233.6	259.0	25.4	2.7
and		290.7	300.5	9.8	3.3

06PMD464	Naartok West Infill	No Significant Values

06PMD465	Naartok West Infill	356.6	367.0	10.4	7.7
includes		357.4	360.6	3.2	13.5
includes		363.5	365.0	1.5	17.1
and		394.0	401.5	7.5	3.1
includes		400.0	401.5	7.5	10.7

06PMD466	Naartok West Infill			No Significant Values

06PMD467	Naartok-Rand Gap	68.0	91.5	23.5	4.0
includes		74.0	78.0	4.0	7.5
includes		85.5	90.0	4.5	7.5

06PMD468	Naartok-Rand Gap	111.8	122.5	10.8	3.3
includes		113.3	114.0	0.8	9.3
and		153.7	158.4	4.7	2.4
and		181.0	182.5	1.5	8.8

06PMD469	Naartok West Infill	187.0	189.5	2.5	2.3
and		193.7	195.3	1.6	2.8

06PMD470	Naartok East Expansion	33.5	37.0	3.5	29.6
and		85.0	88.0	3.0	5.8
and		207.3	217.0	9.7	2.1
and		291.8	298.3	6.5	4.6
and		314.6	324.2	9.7	34.9
includes		314.6	319.2	4.7	15.4
and includes		321.8	324.2	2.4	98.0

06PMD471	Naartok West Infill	425.7	431.6	6.0	8.2
includes		429.8	431.6	1.8	21.9
and		441.5	446.0	4.5	1.3
and		454.0	456.6	2.6	20.1
includes		454.0	455.1	1.1	45.1

06PMD472	Naartok West Infill	126.5	131.2	4.7	6.7
includes		127.7	128.7	1.0	12.3

06PMD473	Exploration			No Significant Values

06PMD474	Naartok West Expansion	136.5	139.9	3.4	1.2
and		370.0	370.3	0.3	32.8
and		464.0	465.2	1.2	4.3

06PMD475	Naartok West Infill	98.5	100.0	1.5	13.9
and		131.0	150.0	19.0	1.8
includes		131.0	139.5	7.0	2.6

06PMD476	Naartok East Expansion	219.5	220.3	0.8	1.5

06PMD477	Naartok-Rand Gap	16.0	32.0	16.0	3.0
includes		29.5	30.7	1.2	15.0
and		36.5	48.5	12.0	1.9
and		60.6	68.0	7.4	1.2
and		250.5	257.7	7.2	4.9
includes		251.3	255.2	3.9	6.6

06PMD478	Naartok-Rand Gap			No Significant Values

06PMD479	Naartok-Rand Gap	63.0	68.4	5.4	3.2
includes		64.5	68.4	2.4	6.4
and		72.5	74.0	1.5	2.0
and		129.0	131.5	2.5	2.7

06PMD480	Naartok-Rand Gap	46.9	53.5	6.6	2.2
and		60.0	62.5	2.5	2.7
and		66.6	89.4	22.8	1.2

06PMD481	Naartok-Rand Gap	215.3	217.8	2.5	7.7
and		271.1	277.3	6.2	2.1
and		333.5	337.9	4.4	1.3

06PMD482	Naartok-Rand Gap	15.3	22.0	6.8	6.8
includes		19.0	22.0	3.0	13.5
and		32.7	57.0	23.9	2.0
includes		34.1	34.4	0.3	23.5
and		62.5	77.0	14.5	3.6
includes		72.0	73.1	1.1	22.2

06PMD483	Naartok East Expansion	433.7	440.0	6.3	2.4

06PMD484	Naartok West Expansion			Assays pending

06PMD485	Naartok West Infill	87.9	100.5	12.7	5.1
includes		87.9	88.2	0.3	47.1
includes		92.9	93.2	0.3	16.6
includes		97.0	97.8	0.8	39.8

MIRAMAR
HOPE BAY LTD.
Naartok Drill Hole Locations
Legend
Newly Released 2006 Drill Hole
Previously Released 2006 Drill Hole
Large Pit Outline
Medium Pit Outline
N
433000 mE
433250 mE
433500 mE
7551250 mN
7551000 mN
7550750 mN
7550500 mN
NAARTOK EAST EXTENSION TARGET
NAARTOK EAST
NAARTOK WEST
RAND
NAARTOK-RAND GAP TARGET
06PMD483
06PMD453
06PMD476
06PMD484
06PMD468
06PMD474
06PMD471
06PMD465
06PMD463
06PMD461
06PMD460
06PMD459
06PMD470
06PMD486
06PMD469
06PMD462
06PMD482
06PMD481
06PMD467
06PMD477
06PMD475
06PMD472
06PMD479
06PMD485
06PMD478
06PMD480
06PMD466
06PMD464
06PMD473
0
125
250
meters

Figure 1 Madrid 2006 Drillhole Location Map